328 - 550 Burrard Street

Vancouver, BC   V6C 2B5

P: 604-630-1399

F: 604-484-4710

MAG Silver Corp.

                                                                                                                                           July 15, 2009
For Immediate Release

                                                                                                                                                 NR#09-19

MAG Silver Options San Ramone Property, Zacatecas

Covers Extension of the historic Mala Noche Silver Vein System

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (NYSE Amex: MVG) (“MAG”) reports that it has executed an option agreement to acquire 100% interest subject to a 1.5% Net Smelter Royalty in the San Ramone property in Zacatecas State, Mexico. The San Ramone property combined with MAG’s existing adjoining holdings at Lagartos SE, gives MAG control of a significant portion of the eastern part of the historic Mala Noche silver vein system.  The Lagartos SE area which has been a major focus of MAG’s exploration efforts in the region is located 93 kilometres south of the Fresnillo District and the site of the Valdecañas vein discovery.

“The Zacatecas district is the next major producing silver district along the Fresnillo Silver Trend in Mexico. We see a similar discovery potential using the same disciplined exploration approach, adjacent to producing veins, that has led to our success in the historic Fresnillo area,” said Dan MacInnis President and CEO of MAG.

Under the four year agreement MAG may acquire a 100 per cent interest from Castle Resources Limited (TSX.V: CRI) in the property subject to certain cash payments and work commitments.  The San Ramone property is comprised of eight mineral concessions totaling 312.2 hectares situated approximately five kilometres northeast of the city of Zacatecas and immediately adjoining MAG Silver’s large Lagartos south-east property. (See attached diagram and website at www.magsilver.com)  The property covers the east portion of a former productive vein system that is one of the six principal high grade gold and silver vein sets comprising the Zacatecas Silver district.  These vein systems have had significant past production of high grade gold and silver mineralization and production on the Mala Noche continues today from the San Roberto mine operated by Cozamin almost six kilometres west of the San Ramone area.

MAG recognizes that the Zacatecas District as the only major past producing silver province in Mexico that has not seen the same level of modern exploration as have many of the other significant silver districts. This new acquisition is in keeping with MAG’s exploration philosophy that the Zacatecas district is host to significant extensions of many of the high grade vein systems. MAG controls all of the ground along the east and west flanks of this district and the San Ramone property acquisition adds significantly to MAG’s coherent holdings along the east side.

The basic terms of the option agreement commit MAG Silver to expend US$500,000 during the first year and make a US$75,000 payment on signing of the agreement.  For subsequent years, at its option, MAG is also required to make work expenditures of US$500,000 during the second year of the option, US$1,000,000 during the third year of the option, and US$1,250,000 during the fourth year of the option for total work related expenditures of US$3,250,000. In addition, MAG Silver has also agreed to an optional cash payment of US$750,000 on or before the fifth anniversary of the agreement. Castle will retain a 1.5% NSR in the project.

About Lagartos SE: The Lagartos SE and the Lagartos NW comprise two very large and separate claim groups lying along a southeast to northwest mineralized silver trend centred on Fresnillo.  The properties lay along the “Fresnillo Silver Trend” a large regional structural zone hosting the world class Guanajuato, Zacatecas, and Fresnillo epithermal Silver-Gold vein districts.  All of the known deposits were found in outcrop between 350 and 500 years ago. It is believed that significant vein systems lie covered by the recent alluvial soils that mask over 60% of the trend. It has been shown that the application of modern exploration technology is able to aid in the detection and the exploration for mineralization hidden beneath this alluvial cover.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Amex has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

SAN RAMONE ACQUISITION

Legend
MAG Exploration Targets
Epithermal Veins
Veins
Prediecta Target
Morelos SW Target
100% MAG Terrain
Puerto Rico Target
V. Grande
San Fernando
Mariana
San Roberto
M. Noche
Las Marias
El Bote
Veta Grande SE Target
Las Majadas - El Pajaro
100% MAG Terrain
Kilometers

LOCATION MAP OF MAG PROPERTIES
enlarged area
V. Grande
MALA NOCHE VEIN SYSTEM
San Roberto Mine
M. Noche
Veta Grande SE Area
Las Majadas Area
MAG Silver Lagartos SE
San Ramone Property
0 1 2 3 4 5 Kilometers

INSET Map

Zacatecas Silver District

Silver Veins